                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of December 2003
                          Commission File Number 1-8320
                                                 ------

                                  Hitachi, Ltd.
                                  -------------
                 (Translation of registrant's name into English)

          6, Kanda-Surugadai 4-chome, Chiyoda-ku, Tokyo 101-8010, Japan
          -------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
           Form 20-F      x                     Form 40-F _________
                      ---------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
           Yes ________          No   x
                                   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

This report on Form 6-K contains the following:

1.   Interim business report for the first half of the year ending
     March 31, 2004.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                        Hitachi, Ltd.
                                           -------------------------------------
                                                                 (Registrant)





     Date  February 3, 2004             By  /s/ Takashi Hatchoji
           ------------------------        -------------------------------------
                                           Takashi Hatchoji
                                           Vice President and Executive Officer

(Summary Translation)



                             Interim Business Report

                   (from April 1, 2003 to September 30, 2003)


                                  Hitachi, Ltd.
                                  Tokyo, Japan


(Note) Certain information including product introduction is omitted from this English translation.

To Our Shareholders:

         In providing this report on our business results for the first half of fiscal 2003, we wish to express our deep gratitude to all our shareholders for the understanding and support you have extended to the Hitachi Group.

         During the half-year period under review, in Japan private-sector plant and equipment investment showed some improvement, but with public works investment and consumer spending continuing to be restrained, the economy failed to find any path to a real recovery.

         In this business environment, since the preceding fiscal year Hitachi has been proceeding with strategic alliances, M&As and reorganizations. These have included the acquisition of IBM Corporation's hard disk drive (HDD) operations and the transfer of system LSI and other semiconductor business operations to Renesas Technology Corp., a company jointly established with Mitsubishi Electric Corporation. During the period under review, in which these moves were completed, forming a new business structure, consolidated net sales rose 3% from the same period of the preceding fiscal year, to JPY 4,041.4 billion.

         Our main segment, Information & Telecommunication Systems, moved forward with the integration of the acquired HDD business into Hitachi's operations. With the profitability of such business still in the process of being strengthened, segment operating income, while still within the projected range, showed a major decrease. Financial Services and Digital Media & Consumer Products also showed a sharp drop in operating income. Thus, consolidated operating income decreased 67% from the same period of the preceding fiscal year, to JPY 20.2 billion. Other income, including net gain on securities, was JPY 111.9 billion, and other deductions amounted to JPY 41.6 billion. As a result, Hitachi recorded income before income taxes and minority interests of JPY 90.5 billion, and net income of JPY 5.3 billion.

         On an unconsolidated basis, Hitachi recorded net sales of JPY 1,128.2 billion and posted an operating loss of JPY 6.9 billion. Ordinary income amounted to JPY 10.0 billion. Hitachi recorded an extraordinary gain of JPY 8.4 billion from the sale of subsidiaries' common stock and investments in securities, and an extraordinary loss of JPY 4.9 billion from impairment loss on investments in subsidiaries and securities. As a result, net income amounted to JPY 19.2 billion.

         At a meeting of the Board of Directors, it was decided to pay an interim dividend of JPY 3 per share.

         Fiscal 2003 marked the start of "i.e. HITACHI Plan II," a medium-term management plan running to fiscal 2005 that emphasizes management goals. The storage solutions business, which supports the recording and utilization of the vast quantities of information possessed by customers, and the urban renewal business, which provides urban functions with higher safety and more comfort and convenience, are among the areas of operations that the "i.e. HITACHI Plan II" will give priority to strengthening. A wide range of HDD applications will be developed, starting with digital consumer electronics and in-vehicle terminals, as Hitachi, together with the companies of the Hitachi Group, move to create new businesses that will form the core of future operations, with the goal of establishing a high-profit structure.

         With respect to the implementation of the new plan, the ordinary general meeting of shareholders held in June 2003 approved the adoption of a Committee System corporate structure. Under the new system, the Board of Directors focuses on decisions involving basic management policies and supervision of execution by Executive Officers, while Executive Officers elected by the Board are responsible for executing the business operations. The aim of the new system is to speed up business operations and to achieve greater transparency in management, thereby responding to the trust placed in us by our shareholders. The major companies of the Hitachi Group are also moving to a Committee System structure to speed up management and to raise efficiency by strengthening the group's integrated management.

         With regard to the business outlook, expectations for an expansion of the Japanese economy are running up against concerns about a reversal. As such, the state of the economy will continue to preclude optimism. For its part, Hitachi intends to focus the total capabilities of the Hitachi Group towards achieving the goals of the "i.e. HITACHI Plan II" and thereby establishing a solid foundation for generating profits.

         We hope we can look forward to receiving your continuing support and understanding of our efforts.

December 2003

                                Tsutomu Kanai
                                Chairman of the Board

                                Etsuhiko Shoyama
                                President and Chief Executive Officer

Outline of Business Results

Information & Telecommunication Systems
Sales rose sharply from the acquisition of IBM Corporation's HDD operations, and in the software and services businesses, solid results were turned in by outsourcing services for financial institutions, helping push up segment sales 20%, to JPY 1,053.2 billion. Operating income decreased 87%, to JPY 5.3 billion.

Electronic Devices
The segment saw sales decrease 21%, to JPY 607.5 billion, due to the effect of the transfer of system LSI and other semiconductor operations to equity-method affiliate Renesas Technology Corp. The segment recorded operating income of JPY
3.6 billion, rebounding from an operating loss of JPY 7.9 billion in the same period of the preceding year.

Power & Industrial Systems
Sales of power generation equipment and other plant operations were sluggish. However, Hitachi Construction Machinery Co., Ltd. posted higher sales in China and other overseas markets, and sales of automotive products were boosted by the inclusion of the sales of UNISIA JECS Corporation, which became a wholly-owned subsidiary on October 1, 2002. Thus, at JPY 1,073.4 billion, segment sales stayed more or less unchanged. Operating income decreased 29%, to JPY 7.9 billion.

Digital Media & Consumer Products
Sales of plasma TVs, projection TVs and other display equipment increased. However, segment sales declined 2%, to JPY 585.4 billion, due primarily to a decrease in sales of room air conditioners and washing machines. Operating income decreased 87%, to JPY 0.7 billion.

High Functional Materials & Components
At Hitachi Cable, Ltd., Hitachi Chemical Co., Ltd. and Hitachi Metals, Ltd., construction materials and plant construction operations were sluggish. However, good growth was registered by information systems and electronic related materials primarily for semiconductors, and by high-grade metal products for automobiles. Segment sales increased 1%, to JPY 622.2 billion. Operating income rose 2%, to JPY 9.2 billion.

Logistics, Services & Others
Hitachi Transport System, Ltd. showed a solid performance. However, the changes that took place in the semiconductor and HDD operations meant the exclusion of sales of such products in this segment. Thus, segment sales decreased 13%, to JPY 612.9 billion. The segment recorded an operating loss of JPY 0.3 billion, compared to an operating income of JPY 1.4 billion in the same period of the preceding year.

Financial Services
Low interest rates and the slow pace of automobile loans to individuals had an adverse effect on the performance of Hitachi Capital Corporation, which provides companies and individuals with leases, loans and other financial services. Segment sales decreased 9%, to JPY 267.9 billion. Operating income decreased 56%, to JPY 8.1 billion.

Information on Common Stock (As of September 30, 2003)

Authorized                    10,000,000,000 shares
Issued                         3,368,124,286 shares

          Capital Stock                   JPY282,032,490,653
          Number of Shares per Unit             1,000 shares
Number of Shareholders     424,163

Shareholders Composition

--------------------------------------------------------------------------------------------------------------------
               Class of Shareholders                     Number of        Number of Shares Held     Percentage to
                                                       Shareholders             (shares)              Total (%)
--------------------------------------------------------------------------------------------------------------------
Financial Institutions and Securities Firms                     488               1,097,964,005             32.60
--------------------------------------------------------------------------------------------------------------------
Individuals                                                 418,414               1,043,093,812             30.97
--------------------------------------------------------------------------------------------------------------------
Foreign Investors                                             1,062               1,054,595,335             31.31
--------------------------------------------------------------------------------------------------------------------
Others                                                        4,195                 172,139,941              5.11
--------------------------------------------------------------------------------------------------------------------
Governments                                                       4                     331,193              0.01
--------------------------------------------------------------------------------------------------------------------
                       Total                                424,163               3,368,124,286            100.00
--------------------------------------------------------------------------------------------------------------------

Transition of Shareholders Composition

--------------------------------------------------------------------------------------------------------------------
               Class of Shareholders                       March 2002           March 2003         September 2003
--------------------------------------------------------------------------------------------------------------------
Financial Institutions and Securities Firms                    38.66%               36.83%                 32.60%
--------------------------------------------------------------------------------------------------------------------
Individuals                                                    26.27%               30.44%                 30.97%
--------------------------------------------------------------------------------------------------------------------
Foreign Investors                                              31.82%               29.38%                 31.31%
--------------------------------------------------------------------------------------------------------------------
Others                                                          3.25%                3.34%                  5.11%
--------------------------------------------------------------------------------------------------------------------
Governments                                                     0.00%                0.01%                  0.01%
--------------------------------------------------------------------------------------------------------------------
                       Total                                  100.00%              100.00%                100.00%
--------------------------------------------------------------------------------------------------------------------

10 Largest Shareholders

---------------------------------------------------------------------------------------------------------
                   Name of Shareholders                       Number of Shares Held   Percentage to Total
---------------------------------------------------------------------------------------------------------
                                                                             shares                     %
Japan Trustee Services Bank, Ltd.                                       211,389,000                  6.28
---------------------------------------------------------------------------------------------------------
NATS CUMCO                                                              186,108,080                  5.53
---------------------------------------------------------------------------------------------------------
The Chase Manhattan Bank, N.A. London                                   168,458,263                  5.00
---------------------------------------------------------------------------------------------------------
The Master Trust Bank of Japan, Ltd.                                    164,277,321                  4.88
---------------------------------------------------------------------------------------------------------
Nippon Life Insurance Company                                           112,772,960                  3.35
---------------------------------------------------------------------------------------------------------
State Street Bank and Trust Company                                      87,989,148                  2.61
---------------------------------------------------------------------------------------------------------
Hitachi Employees' Shareholding Association                              86,143,952                  2.56
---------------------------------------------------------------------------------------------------------
The Dai-Ichi Mutual Life Insurance Company                               79,080,222                  2.35
---------------------------------------------------------------------------------------------------------
Morgan Grenfell and Co. Limited                                          75,313,000                  2.24
---------------------------------------------------------------------------------------------------------
Hitachi, Ltd.                                                            69,798,603                  2.07
---------------------------------------------------------------------------------------------------------

Notes: NATS CUMCO is the nominee name of the depositary bank, Citibank, N.A., for the aggregate of the Company's American Depositary Receipts (ADRs) holders.

Board of Directors and Executive Officers (As of September 30, 2003)

Board of Directors
--------------------------------------------------------------------------------
Chairman of the Board               Tsutomu Kanai
--------------------------------------------------------------------------------
Director                           *Etsuhiko Shoyama
--------------------------------------------------------------------------------
Director                           *Yoshiki Yagi
--------------------------------------------------------------------------------
Director                           *Yoshiro Kuwata
--------------------------------------------------------------------------------
Director                            Shigemichi Matsuka
--------------------------------------------------------------------------------
Director                            Kotaro Muneoka
--------------------------------------------------------------------------------
Director                          **Ginko Sato
--------------------------------------------------------------------------------
Director                          **Hiromichi Seya
--------------------------------------------------------------------------------
Director                          **Akira Chihaya
--------------------------------------------------------------------------------
Director                          **Toshiro Nishimura
--------------------------------------------------------------------------------
Director                            Hiroshi Kuwahara
--------------------------------------------------------------------------------
Director                            Takashi Kawamura
--------------------------------------------------------------------------------
Director                            Masayoshi Hanabusa
--------------------------------------------------------------------------------
(Notes) 1. The Directors marked with * are Executive Officers.
        2. The Directors marked with ** are outside directors who fulfill the qualification requirements to be outside directors as provided for in Article 188.2.7-2 of the Commercial Code of Japan.
        3. Members of each committee are as follows.
           Nominating Committee:   Tsutomu Kanai (Chairman), Etsuhiko Shoyama,
                                   Ginko Sato, Hiromichi Seya, Toshiro Nishimura
           Audit Committee:        Shigemichi Matsuka (Chairman), Kotaro
                                   Muneoka, Ginko Sato, Hiromichi Seya, Toshiro
                                   Nishimura
           Compensation Committee: Tsutomu Kanai (Chairman), Etsuhiko Shoyama,
                                   Hiromichi Seya, Akira Chihaya, Toshiro
                                   Nishimura


Executive Officers

--------------------------------------------------------------------------------------------------------------------
Representative Executive Officer          Etsuhiko Shoyama
President and Chief Executive Officer
--------------------------------------------------------------------------------------------------------------------
Representative Executive Officer          Yoshiki Yagi           In charge of finance and corporate auditing.
Executive Vice President and
Executive Officer
--------------------------------------------------------------------------------------------------------------------
Representative Executive Officer          Yoshiro Kuwata         In charge of business development and global
Executive Vice President and                                     business.
Executive Officer
--------------------------------------------------------------------------------------------------------------------
Representative Executive Officer          Kazuo Kumagai          In charge of legal matters, corporate
Executive Vice President and                                     communications and sales operations.
Executive Officer
--------------------------------------------------------------------------------------------------------------------
Representative Executive Officer          Katsukuni Hisano       In charge of automotive systems business.
Executive Vice President and
Executive Officer
--------------------------------------------------------------------------------------------------------------------
Senior Vice President and Executive       Takao Matsui           In charge of corporate marketing and sales
Officer                                                          operations.
--------------------------------------------------------------------------------------------------------------------
Senior Vice President and Executive       Isao Ono               In charge of information & telecommunication
Officer                                                          systems business.
--------------------------------------------------------------------------------------------------------------------
Senior Vice President and Executive       Masaharu Sumikawa      In charge of power & industrial systems business
Officer                                                          and production engineering.
--------------------------------------------------------------------------------------------------------------------
Senior Vice President and Executive       Michiharu Nakamura     In charge of research & development and new
Officer                                                          businesses.
--------------------------------------------------------------------------------------------------------------------
Senior Vice President and Executive       Hiromi Kuwahara        In charge of corporate strategy and human
Officer                                                          resources.
--------------------------------------------------------------------------------------------------------------------
Vice President and Executive Officer      Minoru Tsukada         In charge of sales operations (Kansai area).
--------------------------------------------------------------------------------------------------------------------
Vice President and Executive Officer      Yoshito Tsunoda        In charge of urban planning and development
                                                                 systems business.
--------------------------------------------------------------------------------------------------------------------
Vice President and Executive Officer      Hiroaki Nakanishi      In charge of global business.
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
Vice President and Executive Officer      Tadahiko Ishigaki      In charge of corporate marketing.
--------------------------------------------------------------------------------------------------------------------
Vice President and Executive Officer      Shozo Saito            In charge of power systems business.
--------------------------------------------------------------------------------------------------------------------
Vice President and Executive Officer      Manabu Shinomoto       In charge of platform and network systems business.
--------------------------------------------------------------------------------------------------------------------
Vice President and Executive Officer      Takuya Tajima          In charge of social and industrial infrastructure
                                                                 systems business.
--------------------------------------------------------------------------------------------------------------------
Vice President and Executive Officer      Takashi Hatchoji       In charge of legal matters, corporate
                                                                 communications and corporate auditing.
--------------------------------------------------------------------------------------------------------------------
Vice President and Executive Officer      Kazuo Furukawa         In charge of information & telecommunication
                                                                 systems business.
--------------------------------------------------------------------------------------------------------------------
Executive Officer                         Makoto Ebata           In charge of group management.
--------------------------------------------------------------------------------------------------------------------
Executive Officer                         Yasuo Sakuta           In charge of intellectual property.
--------------------------------------------------------------------------------------------------------------------
Executive Officer                         Takao Suzuki           In charge of sales operations (Chugoku area).
--------------------------------------------------------------------------------------------------------------------
Executive Officer                         Koichiro Nishikawa     In charge of business development.
--------------------------------------------------------------------------------------------------------------------
Executive Officer                         Tsugio Momose          In charge of digital media business.
--------------------------------------------------------------------------------------------------------------------
Executive Officer                         Kazuhiro Mori          In charge of sales operations (Chubu area).
--------------------------------------------------------------------------------------------------------------------
Executive Officer                         Iwao Hara              In charge of human resources.
--------------------------------------------------------------------------------------------------------------------
Executive Officer                         Takashi Miyoshi        In charge of finance.
--------------------------------------------------------------------------------------------------------------------
Executive Officer                         Taiji Hasegawa         In charge of automotive systems business.
--------------------------------------------------------------------------------------------------------------------
Executive Officer                         Masahiro Hayashi       In charge of system solutions business.
--------------------------------------------------------------------------------------------------------------------


Interim Financial Information for the First Half of the Year Ending March 31, 2004

Consolidated Financial Statements (Summary)

Consolidated Balance Sheets
---------------------------

                                                                                Billions of yen
                                                     -------------------------------------------
                                                     September 30, 2003          March 31, 2003
------------------------------------------------------------------------------------------------
(Assets)
Current assets                                                  5,132.3                 5,193.4
Investments and advances                                          877.7                   726.4
Property, plant and equipment                                   2,339.0                 2,601.0
Other assets                                                    1,535.2                 1,658.4
Total assets                                                    9,884.4                10,179.3

(Liabilities and stockholders' equity)
Current liabilities                                             3,933.0                 4,005.2
Noncurrent liabilities                                          3,375.7                 3,569.3
Minority interests                                                750.1                   751.5
Total stockholders' equity                                      1,825.5                 1,853.2
Total liabilities and stockholders' equity                      9,884.4                10,179.3
------------------------------------------------------------------------------------------------

Consolidated Income Statements

                                                                       Years ended March 31
                                                     ----------------------------------------------------------------
                                                     First half of 2004      First half of 2003                 2003
---------------------------------------------------------------------------------------------------------------------
                                                                              (Billions of yen)
Net sales                                                       4,041.4                 3,916.4              8,191.7
Operating income                                                   20.2                    61.6                152.9
Income before income taxes and minority interests                  90.5                    33.4                 96.8
Income before minority interests                                   14.3                    17.3                 44.1
Net income                                                          5.3                     5.6                 27.8
---------------------------------------------------------------------------------------------------------------------

Consolidated Statements of Cash Flows
-------------------------------------

                                                                       Years ended March 31
                                                     ----------------------------------------------------------------
                                                     First half of 2004      First half of 2003                 2003
---------------------------------------------------------------------------------------------------------------------
                                                                              (Billions of yen)
Cash flows from operating activities                              224.5                   191.5                646.5
Cash flows from investing activities                             (157.1)                 (128.9)              (619.2)
Cash flows from financing activities                             (173.7)                 (197.8)              (207.1)
Effect of exchange rate changes on cash and
  cash equivalents                                                (12.7)                  (18.8)               (21.2)
Net decrease in cash and cash equivalents                        (119.0)                 (154.1)              (201.2)
Cash and cash equivalents at beginning of period                  828.1                 1,029.3              1,029.3
Cash and cash equivalents at end of period                        709.0                   875.2                828.1
---------------------------------------------------------------------------------------------------------------------

(Notes)  1.  The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States.
         2. Figures for the first half of 2003 have been restated due to the adoption of Emerging Issues Task Force Issue No. 03-2 (January
             2003), "Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities."
         3. Segment information and operating income have been prepared in conformity with accounting principles generally accepted in Japan.
         4. The number of consolidated subsidiaries is 967 and the number of companies accounted for under the equity method is 165 as of the end of September 2003.

Unconsolidated Financial Statements (Summary)

Unconsolidated Balance Sheets
-----------------------------

                                                                                Billions of yen
                                                     -------------------------------------------
                                                     September 30, 2003          March 31, 2003
------------------------------------------------------------------------------------------------
(Assets)
Current assets                                                  1,681.9                 1,921.6
Fixed assets                                                    1,879.9                 1,903.3
  Tangible fixed assets                                           296.7                   420.4
  Intangible fixed assets                                         146.7                   155.8
  Investments                                                   1,436.4                 1,327.0
Total assets                                                    3,561.9                 3,825.0

(Liabilities and stockholders' equity)
Current liabilities                                             1,712.1                 1,819.0
Fixed liabilities                                                 483.6                   631.9
Total liabilities                                               2,195.8                 2,451.0
Capital stock                                                     282.0                   282.0
Capital surplus                                                   268.7                   268.7
Retained earnings                                                 812.8                   802.8
Unrealized holding gains on securities                             34.4                    22.1
Treasury stock                                                    (31.9)                   (1.8)
Total stockholders' equity                                      1,366.1                 1,373.9
Total liabilities and stockholders' equity                      3,561.9                 3,825.0
------------------------------------------------------------------------------------------------

Unconsolidated Income Statements
--------------------------------

                                                                          Years ended March 31
                                                     ----------------------------------------------------------------
                                                     First half of 2004      First half of 2003                 2003
---------------------------------------------------------------------------------------------------------------------
                                                                             (Billions of yen)
Net sales                                                       1,128.2                 1,515.6              3,112.4
Operating income (loss)                                            (6.9)                    0.2                 53.7
Ordinary income (loss)                                             10.0                    (2.4)                52.0
Extraordinary gain                                                  8.4                    32.9                 92.1
Extraordinary loss                                                  4.9                       -                 63.1
Income before income taxes                                         13.5                    30.5                 81.0
Net income                                                         19.2                    19.7                 28.2
---------------------------------------------------------------------------------------------------------------------

(Notes)  1. Accumulated depreciation of tangible fixed assets: JPY814.2 billion
         2. Net income per share for the first half of the year ended March 31, 2004: JPY5.82
         3. Extraordinary gain of JPY8.4 billion is gain on sale of subsidiaries' common stock and investments in securities.
         4. Extraordinary loss of JPY4.9 billion is impairment loss on investments in subsidiaries and securities.

Five-Year Summary

                                                                    Years ended March 31
                                              ----------------------------------------------------------------------
                                                 2000           2001          2002         2003      2004 (1st half)
--------------------------------------------------------------------------------------------------------------------
                                                                      (Billions of yen)
Consolidated Financial Information
  Net sales                                     8,001.2       8,416.9       7,993.7       8,191.7           4,041.4
    Overseas sales                              2,343.6       2,625.6       2,549.1       2,645.2           1,405.0
  Operating income (loss)                         174.3         342.3        (117.4)        152.9              20.2
  Net income (loss)                                16.9         104.3        (483.8)         27.8               5.3

Unconsolidated Financial Information
  Net sales                                     3,771.9       4,015.8       3,522.2       3,112.4           1,128.2
  Operating income (loss)                          40.8          98.5         (84.7)         53.7              (6.9)
  Net income (loss)                                11.8          40.1        (252.6)         28.2              19.2
--------------------------------------------------------------------------------------------------------------------

Net Sales by Industry Segment (Consolidated basis)

                                                                First half of year ended March 31, 2004
-----------------------------------------------------------------------------------------------------------
Information & Telecommunication Systems                                              22%
Electronic Devices                                                                   13%
Power & Industrial Systems                                                           22%
Digital Media & Consumer Products                                                    12%
High Functional Materials & Components                                               13%
Logistics, Services & Others                                                         13%
Financial Services                                                                    5%

  Subtotal sales                                                     4,822.7 billion yen
Eliminations & Corporate items                                         781.3 billion yen
  Net sales                                                          4,041.4 billion yen
-----------------------------------------------------------------------------------------------------------

(Note) Percentage figures shown above are the proportions of each segment sales to subtotal sales.

Operating Income (Loss) by Industry Segment (Consolidated basis)

                                                                First half of year ended March 31, 2004
-----------------------------------------------------------------------------------------------------------
                                                                            (Billions of yen)

Information & Telecommunication Systems                                              5.3
Electronic Devices                                                                   3.6
Power & Industrial Systems                                                           7.9
Digital Media & Consumer Products                                                    0.7
High Functional Materials & Components                                               9.2
Logistics, Services & Others                                                        (0.3)
Financial Services                                                                   8.1
  Subtotal                                                                          34.7
Eliminations & Corporate items                                                     (14.5)
  Total                                                                             20.2
-----------------------------------------------------------------------------------------------------------


Overseas Sales by Market (Consolidated basis)

                                  First half of year ended March 31, 2004
----------------------------------------------------------------------------
Asia                                                  39%
North America                                         30%
Europe                                                22%
Other Areas                                            9%
----------------------------------------------------------------------------